Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Presentation to J.P. Morgan Healthcare Conference

Melbourne (Australia) and Indianapolis, IN (U.S.) – 12 January 2026. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, "Telix") is pleased to provide a copy of the presentation that will be delivered by Dr. Christian Behrenbruch, Managing Director and Group CEO at the 44th Annual J.P. Morgan Healthcare Conference being held in San Francisco, CA (U.S.).

The presentation takes place on Monday, 12 January 2026 at 9:00 am PST (12:00 pm EST / 4:00 am AEDT, 13 January 2026).

The event will be webcast live here and available on demand for 30 days via the Telix Investor Relations website at ir.telixpharma.com.

Telix has also published a comprehensive overview of all therapeutic pipeline assets in a dedicated presentation accessible on the Investor Relations website.

Financials for the fourth quarter of 2025, will be released on Tuesday, 20 January 2026.

About Telix Pharmaceuticals Limited

Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, United Kingdom, Brazil, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and U.S. Securities and Exchange Commission (SEC) filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook

Telix Investor Relations (Global)

Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

Telix Investor Relations (U.S.)

Annie Kasparian
Telix Pharmaceuticals Limited
Director Investor Relations and Corporate Communications
Email: annie.kasparian@telixpharma.com

This announcement has been authorized for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.

Legal Notices

Cautionary Statement Regarding Forward-Looking Statements.

You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.

The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.

This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as "may", "expect", "intend", "plan", "estimate", "anticipate", "believe", "outlook", "forecast" and "guidance", or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix's good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix's business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix's business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix's preclinical and clinical trials, and Telix's research and development programs; Telix's ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix's product candidates, manufacturing activities and product marketing activities; Telix's sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix's product candidates, if or when they have been approved; Telix's ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix's expenses, future revenues and capital requirements; Telix's financial performance; developments relating to Telix's competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix's business; and the pricing and reimbursement of Telix's product candidates, if and after they have been approved. Telix's actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

Trademarks and Trade Names. All trademarks and trade names referenced in this press release are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or ™ symbols. Such omissions are not intended to indicate any waiver of rights by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties.

Telix

J.P. Morgan Healthcare Conference Presentation

Dr. Christian Behrenbruch
Managing Director and Group CEO

12 January 2026

ASX: TLX | NASDAQ: TLX



Forward looking statement

This presentation should be read together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.

The information contained in this presentation is not intended to be an offer for subscription, invitation or recommendation with respect to shares of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this presentation are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this presentation, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in this presentation.

This presentation may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Telix’s actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, including the planned NDA resubmission for TLX101-Px and the planned BLA resubmission for TLX250-Px, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

This presentation also contains estimates and other statistical data made by independent parties and by Telix relating to market size and other data about its industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. In addition, projections, assumptions and estimates of Telix’s future performance and the future performance of the markets in which it operates are necessarily subject to a high degree of uncertainty and risk.

Telix’s first generation PSMA-PET imaging product, gallium-68 (^{68}Ga) gozetotide injection (also known as ^{68}Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved in multiple markets globally. Gozellix® (kit for the preparation of gallium-68 (^{68}Ga) gozetotide injection) has been approved by the U.S. FDA. Telix’s osteomyelitis (bone infection) imaging agent, technetium-99m (^{99m}Tc) besilesomab (marketed under the brand name Scintimun®) is approved in 32 European countries and Mexico. Telix’s miniaturized surgical gamma probe, SENSEI®, for minimally invasive and robotic-assisted surgery, is registered with the FDA for use in the U.S. and has attained a Conformité Européenne (CE) Mark for use in the EEA. Registrations vary country to country. Refer to your local approved label or regulatory authority status for full information.

No other Telix drug or device has received marketing authorization in any jurisdiction. Any other Telix drug or device that is discussed in this presentation, including Zircaix and Pixclara, is investigational or under development and not approved by any regulatory authority. The efficacy or safety profile of any unapproved drug or device has not been determined by any regulatory authority. In addition, Zircaix and Pixclara brand names and launch are subject to final regulatory approval.

All trademarks and trade names referenced in this press release are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or ™ symbols. Such omissions are not intended to indicate any waiver of rights by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties.

Telix

A pure-play radiopharma focused on therapeutics and precision medicine innovation

Telix

Integrated Theranostic Approach
See It. Treat It.

Commitment to precision medicine	Differentiated therapeutic candidates	Next-generation assets and R&D platform	Global manufacturing and supply chain excellence	Specialist commercial teams and franchise depth
				

A commercial stage company with a diversified portfolio of late- and early-stage assets

Telix

Note: Franchise refers to medical franchise.

Illuccix and Gozellix expanding patient reach

illuccix®
(kit for the preparation of gallium Ga 68 gozetotide Injection)

- Commercially available in **17 countries**[1]
- Marketing authorizations secured in **24 countries**[2]
- NDA filed in China
- Phase 3 ongoing study in Japan

Gozellix
kit for the preparation of gallium Ga 68 gozetotide injection

- Launched next-generation PSMA-PET imaging agent in the U.S.
- **Transitional Pass-Through** status effective 1 Oct 2025
- Longer shelf-life
- Increased Ga-68 production capacity through ARTMS QIS® and GE FASTlab™[3] solid and liquid cyclotron target technologies



Rx Only
NDC 84552-500-25
Gozellix™
kit for the preparation of gallium
Ga 68 gozetotide injection
For Intravenous Use Only
Multiple-Dose Kit
25 mcg/vial gozetotide
CONFIGURATION
A
Kit for the preparation of gallium Ga 68 gozetotide injection is supplied as multiple dose kit containing:
· Prescribing Information
· Diagnostic label
· Vial 1 (Gozetotide vial) contains 25 mcg gozetotide vial
· Vial 2A (Acetate Buffer Vial)
acetate buffer
· Ampule (Ascorbic Acid stabi
Gozellix
25 mcg gozetotide per
Ascorbic Acid Injection USP
For pH adjustment of Gozellix™
2.5 mL

Two FDA-approved PSMA imaging agents

Telix

NDA = New Drug Application.
1. UK, France, Germany, Spain, Portugal, Belgium, Luxembourg, Netherlands, Denmark, Sweden, Finland, Norway, Australia, New Zealand, Brazil, U.S., Canada.
2. UK, France, Germany, Spain, Portugal, Belgium, Luxembourg, Netherlands, Denmark, Sweden, Finland, Norway, Australia, New Zealand, Brazil, U.S., Canada, Italy, Austria, Greece, Ireland, Czech Republic, Cyprus, Malta.
3. FASTlab is a trademark of GE Healthcare and its affiliates.

Commercial success driving growth and laying the foundation for therapeutics

Strong commercial ramp

- **US$596M**[1] revenues as of Q3 2025, up **59%** YoY driven by strong Illuccix sales
- Global launches of Illuccix in 17 countries
- U.S. launch of Gozellix
- RLS Radiopharmacy revenues of **US$126M**[1] as of Q3 2025
- 2025 FY guidance raised to **US$800-$820M**[3]

Group Revenue

US$M



$800-$820M
$517M
$333M
$107M
$6M
2021[2]
2022
2023
2024
2025
Actuals
Guidance

Telix

YoY = Year-over-Year
1. Based on H1 2025 results announced on 21 August 2025 and Q3 2025 unaudited results Telix ASX disclosure 14 October 2025. Group revenue figure includes RLS contribution from acquisition date of 29 January 2025.
2. Using 2021 audited revenue in AUD utilizing exchange rate of 0.75.
3. Telix ASX disclosure 14 October 2025.

Precision medicine growth strategy based on three pillars

Expand product offerings

Gozellix™
kit for the preparation of gallium Ga 68 gozetotide injection

Pixclara
(floretyrosine F 18)

Zircaix
(zirconium Zr 89 girentuximab senvedoxam-crdi)

- Drive Gozellix market entry and expansion (U.S. and globally)
- Launch Zircaix and Pixclara[1] (U.S. and globally)

Expand geographies

EU

- Progress global launches of Illuccix
- Global regulatory filings for Zircaix, Pixclara and Gozellix in planning

Expand indications

BiPASS

- Deliver BiPASS™[2] (Biopsy of the prostate avoidance stratification study) and drive commercial uptake

Commercial delivery

Leading specialist commercial teams

Robust manufacturing, supply chain and unique production technologies

Underpinned by Telix's innovation, service, and reliability

Telix

1. Brand names and launch subject to final regulatory approval.
2. ClinicalTrials.gov ID: NCT07052214.

A market-leading PSMA imaging portfolio, driven by a commitment to innovation

TelixPSMA™
Patients First. Always.

GOZELLIX LAUNCH

Maximizing patient reach and customer choice, with our two-product strategy.

Reimbursement secured[1]

EXPAND THE MARKET

Potential to significantly grow market and improve patient outcomes with PSMA-PET + MRI for diagnosis of prostate cancer[2].

BiPASS™ dosing patients

DIFFERENTIATE THROUGH INNOVATION

AlFluor™ platform technology enables flexible radiolabeling of PSMA-11 with either AlF or gallium-68 (^{68}Ga)

Registration-enabling study in planning

Current U.S. addressable market[3]
$2.5B+

Expanded market opportunity[4]
$3.5B+

Potential to upsize with label expansion[5]
$6.7B+

Telix

1. Telix ASX disclosure 23 September 2025. Transitional pass-through 9 July 2025. HCPCS code effective 1 October 2025.
2. Subject to favorable clinical trial results and regulatory approval.
3. Based on a price of US$4,000 per scan, ~650,000 scans (management estimate).
4. Based on a price of US$4,000 per scan, ~900,000 scans (management estimate).
5. Based on a price of US$4,000 per scan, ~1.7 million scans (management estimate).

BiPASS redefining the diagnostic pathway in prostate cancer

More than 1 million biopsies are performed in U.S. annually; up to 75% are negative[1]

illuccix®
(kit for the preparation of gallium Ga 68 gozetotide Injection)

Gozellix
kit for the preparation of gallium Ga 68 gozetotide injection

First registrational study on MRI[2] + Ga68-PSMA-11 PET in diagnosing prostate cancer

Opportunity for an additional ~800,000 potential annual scans (U.S.) – upstream to current labels

Study is open for enrollment and has started dosing patients

Areas of biopsy of the prostate



8
7
1
2
10
9
3
4
12
6
11
5

Transperineal biopsy of the prostate

- Highly invasive
- Biopsies carry risks[3]
- Up to 25% of patients refuse a recommended biopsy[4]

BiPASS



Ga68-PSMA-PET + MRI[2] at diagnosis

- Minimally invasive
- Aims to improve accuracy, significantly reduce/eliminate biopsies for low[5]/medium[6] risk patients
- Image guided biopsies[7]

Telix

PI-RADS = Prostate Imaging Reporting and Data System, a scoring system used by radiologists to assess the likelihood of prostate cancer based on multiparametric MRI.
1. Vickers et al. *J Clin Oncol.* 2010. 2. Multiparametric MRI. 3. https://www.researchgate.net/figure/Complications-of-transrectal-ultrasound-guided-prostate-biopsy_tbl1_10978264. 4. Filho et al., 2025. 5. Based on PI-RADS scores 1-2 and Ga68-PSMA-PET Negative. 6. Based on PI-RAD scores 1-4 and Ga68-PSMA-PET Positive. 7. Based on PI-RAD scores 5 and Ga68-PSMA-PET positive, potential high-risk patients.

Scaling globally to reach more patients

Global manufacturing and supply chain footprint

- **Significant U.S. investment** in 2025 driven by the acquisition of RLS[1]
- Yokohama, Japan, **new cyclotron facility** just opened
- Strategic **distribution partnerships** with 225 points of distribution in U.S.[2]
- **Cyclotron installations underway** at key RLS sites to strengthen production capacity


Telix
Manufacturing Solutions
ARTMS
A Telix Company
Optimal Tracers
IsoTherapeutics
RLS Radiopharmacies
A Telix Company
Seneffe, Belgium
Yokohama, Japan
远大健康
CGE HEALTHCARE
R2PHARMA
Melbourne, Australia
Telix Manufacturing Solutions site
Strategic partner

Delivering ~2.9 million[2] doses through our network annually

1. Completed acquisition 29 January 2025.
2. Data on file as of 17 December 2025.

Reinvesting capital to accelerate long term growth



Revenue growth potential
Earnings growth potential

	2021 – 2024	2025 - 2027	2028 and beyond
Three phases of growth	Transition to commercial stage with first approved product	Diversify and grow revenue through portfolio and geographic expansion	Transition to higher value therapeutic products as commercial driver
Investment strategy	**Investing capital and early revenue in commercial infrastructure**	**Grow revenue through product/geographic expansion, fund therapeutics pipeline**	**Focus on driving profit and balance sheet growth**

Telix

1. Not intended as a forecast or guidance, subject to change due to market conditions and regulatory approvals.

A science-driven, isotope and targeting agent agnostic approach to R&D

In-house R&D capabilities optimized for alpha therapies

- **Disease targets**: novel indications for established assets, and validated targets (DLL3[1] and integrin αvβ6[2])
- **Molecular platforms**: antibody engineering, linker and chelator optimization
- **Isotope production**: leveraging the ARTMS QIS and new generator technology (i.e. Pb-212) for reliable supply
- **Software and AI**: enhancing workflows, dosimetry and treatment planning

Telix Targeting Technologies (aka “T3”)



Small molecule/ peptide
1.6 kDa³
Nanobody
15
scFv
28
Diabody
55
Minibody
80
scFv-Fc
100
IgG△CH2
130
IgG
150

ARTMS- QIS Technology



QUANTM Irradiation System (QIS)
ARTMS

Pb-212 Generator



1. Delta-like ligand 3, a cell surface protein overexpressed in high-grade neuroendocrine tumors and small cell lung cancer, SCLC
2. Integrin αvβ6 is a cell surface protein overexpressed during wound healing and in cancer
3. Kilodalton, a measure of molecular mass.

Therapeutics pipeline: Late-stage and next-generation assets

Building a leadership position in urologic and neurologic oncology

	Asset	Targeting agent	Isotope	Target	Phase 1	Phase 2	Phase 3
Urologic oncology	TLX591-Tx	mAb	^{177}Lu	PSMA			
	TLX250-Tx	mAb	^{177}Lu	CAIX			
	TLX592-Tx	mAb	^{225}Ac (α)	PSMA			
	TLX090-Tx	SM	^{153}Sm	Bone mets			
	TLX252-Tx	mAb	^{225}Ac (α)	CAIX			
Neurologic oncology	TLX101-Tx	SM	^{131}I	LAT1			
	TLX102-Tx	SM	^{211}At (α)	LAT1			
Other tumors	TLX66-Tx	mAb	^{90}Y	CD66			
	TLX400-Tx	SM	^{177}Lu	FAP			
	TLX300-Tx	mAb	Undisclosed	PDGFRα			

Telix

PSMA: Prostate-specific membrane antigen.
CAIX: Carbonic anhydrase IX.
LAT1: L-Type amino acid transporter 1.
CD66: Cluster of differentiation 66.

PDGFRα: Platelet-derived growth factor receptor alpha.
mAb: Monoclonal antibody.
SM: Small molecule.
FAP: Fibroblast activation protein.

Urologic Oncology (select programs)



Telix

TLX591-Tx: A novel first-in-class rADC in 1L/2L mCRPC

Phase 3 trial: Part 1 data readout imminent, Part 2 is enrolling patients outside U.S.[1]

Differentiation

- High internalization, retention and selectivity for tumors expressing PSMA[2-4]
- Patient friendly dosing regimen (two-dose, two weeks apart)[2,5]
- Limited off target side effects: renal toxicity, dry mouth, dry eye, ganglia irritation[6-8]

Prostate cancer is the second-leading cause of cancer death in American men and is the most common cancer in men in the U.S.[9]

Clinical data

- Safety and tolerability profile reported[7]
- Dosimetry data reported[3,7-8]
- rPFS of 8.8months[7]
- mOS of 42.3 months in heavily pre-treated 2L+ mCRPC patients[4]

Distribution of ^{177}Lu-TLX591



^{68}Ga-PSMA-11 Baseline
4h
24h
4 days
7 days
13 days

Patient representative scan – individual results may vary

Phase 3 program ProstACT™ Global

In combination with SoC (abiraterone, enzalutamide, docetaxel)

Part 1 (n=30) complete

- Primary/secondary endpoints: safety, dosimetry

Part 2 (n=490) treatment expansion

- Primary endpoint: rPFS

rADC = radio Antibody-Drug Conjugate. mCRPC = metastatic castrate resistant prostate cancer. OS = Overall Survival. rPFS = radiographic Progression Free Survival.

1. Telix ASX disclosure 12 December 2025. 2. Sun M, et al. Curr Oncol Rep. 2021. 3. Data on file. 4. Tagawa ST, et al. Cancer. 2019. 5. Sartor O, et al. Presented at: American Society of Clinical Oncology Annual Meeting, 31 May – 4 June 2024. 6. Sun M, Niaz MJ, Niaz MO, Tagawa ST. Curr Oncol Rep. 2021. 7. Telix ASX disclosure 31 May 2024. ProstACT SELECT data on file, final Clinical Study Report December 2025. 8. Lenzo N, et al. J Nucl Med. 2024. Abstract 241503. 9. American Cancer Society.

TLX592-Tx: Next-generation alpha-emitter for mCRPC

Differentiation

- Next-generation ^{225}Ac-PSMA-mAb – highly differentiated[2,3] with potential to overcome limitations of non-specific salivary gland uptake and potential renal toxicity
- Optimized antibody clearance with potential to augment safety and tolerability profile of antibody-based therapies

Phase 1 imaging study – completed[1,4]

Using ^{64}Cu-TLX592 as an imaging surrogate, the CUPID Phase 1 study demonstrated[4]

- ^{64}Cu-TLX592 cleared the blood more rapidly than ^{177}Lu-TLX591 with similar biodistribution
  - ^{64}Cu-TLX592: T½ = 19.86 ± 1.96h
  - ^{177}Lu-TLX591: T½ = 33.65 ± 11.04h
- Specific tumor targeting of ^{64}Cu-TLX592
- No treatment-related serious adverse events reported

Phase 1 study

Alpha-PRO

- Regulatory approval granted to commence Phase 1 study in Australia[5]
- Targeting site activation in 2026

Confirmation of tumor targeting compared to Illuccix

PET targeting of prostate cancer metastasis in right scapula (arrow)


R scapula
Illuccix
64Cu-TLX592

Patient representative scan – individual results may vary.

Telix

1. Telix ASX disclosure 21 May 2024. 2. Ruder et al. *J Clin Oncol.* 2024. 3. Shepard HM et al. *Clin Med (Lond).* 2017. 4. Refers to CUPID imaging study, using ^{64}Cu-PSMA-RADmAb, presented at ASCO GU, February 2025. NCT04726033. 5. Telix ASX disclosure 21 August 2025.

TLX090-Tx: Novel candidate for bone pain in patients with metastatic prostate and breast cancers

Differentiation

- Novel chelating agent designed to address skeletal saturation with favorable safety and tolerability[1]
- EBRT treats localized pain but is logistically complex and not systemic[2,5]
- Opioids, steroids, and bisphosphonates give partial relief and carry risks[4,5]

Up to 90% of metastatic prostate cancer patients[2,3] and up to 80% of metastatic breast cancer patients develop bone lesions[2,4] often with severe, multifocal pain

Positive Phase 1 data

- Phase 1 study demonstrated targeted uptake in bone tumors with a favorable safety and tolerability profile[1,6]
- Preliminary data suggests potential for durable pain relief[1,6]

Visual Analogue Scale (VAS) measures pain intensity on a scale of 100
0 = no pain, 100 = worst pain

	Dose: 0.5 mCi/kg			Dose: 1 mCi/kg	
Day	Patient 1	Patient 2	Patient 3	Patient 4	Patient 5
1	18	64	70	50	70
43	17	7	20	30	40
4 months	**0**	**10**	**20**	**30**	

Phase 1 data[6] showed pain reduction scores on the VAS scale using two different doses of TLX090

Phase 1 program[7] Solace

Part 1 dose escalation (U.S.)
- Primary endpoints: dosimetry, Adverse Events (AEs)/Serious AEs (SAEs)
- Dosing patients

Part 2 dose selection
- Primary endpoint: Optimal biologic dose (safety, pain score)

Telix

EBRT, External beam radiation therapy. IND = Investigational New Drug Application.
1. Based on data generated in the QSAM program. 2. Huang JF, et al. *Ann Transl Med.* 2020. 3. Bubendorf L, et al. *Hum Pathol.* 2000.4. Pang L, et al. *Cancers (Basel).* 2022. 5. Lutz S. *Curr Pain Headache Rep.* 2012. 6. Data on file. ClinicalTrials.gov ID: NCT06008483. Study conducted under IND 156086. 7. ClinicalTrials.gov ID: NCT07197645.

TLX250-Tx: First-in-class rADC targeting ccRCC

Differentiation

- Novel mechanism of action, positioned to be first CAIX targeting rADC to the market
- Promising target expressed in >95% of ccRCC (most common kidney cancer) and range of solid tumors[1]
- Validated ability to image CAIX with girentuximab targeting agent, use of extensively studied 177-Lutetium payload de-risks clinical program[2]

Advanced ccRCC is the most common (75%) and aggressive form of renal cancer with 5-years survival rate of just 18.2% in patients with advanced disease[1]

Phase 1 & Phase 2 data

Promising signals of efficacy in Phase 1 and a Phase 2 RCC monotherapy studies with a manageable safety profile at lower doses[3,4]

Images from Telix's STARSTRUCK combination study with peposertib, data on file


Patient representative scan – individual results may vary

TOP: ^{89}Zr-girentuximab PET/CT at baseline showing uptake in a sacral metastatic lesion in a patient with ccRCC
BOTTOM: ^{89}Zr-girentuximab PET/CT after three cycles of ^{177}Lu girentuximab and peposertib therapy

Phase 2/3 trial

LUTEON, Pivotal **monotherapy** trial with optimized dosing regimen received Ethics approval in Australia[5]

Part 1 (n=40) dose optimization
- Primary endpoints: Safety/RP3D
- Site activations Q1 2026

Part 2 (n=tbd)
- Primary Endpoint: PFS
- Key Secondary Endpoint: OS

STARLITE-1, Phase 1b/2 combination therapy with cabozantinib and nivolumab in treatment naïve advanced ccRCC patients. Active and enrolling in U.S.[6]

RP3D = recommended Phase 3 dose. ccRCC = clear cell renal cell carcinoma.

1. Pastorekova S and Gillies RJ. Cancer Metastasis Rev. 2019. 2. Shuch et al. Lancet Oncology, 2024. 3. Stillbroer et al. European Urology. 2013. 4. Muselaers et al. European Urology. 2016. 5. Telix ASX disclosure 14 October 2025, ClinicalTrials.gov ID: NCT07197580. 6. Investigator Initiated Trial, NCT05663710.

Telix

Neurologic Oncology (select programs)


Glioblastoma patient (salvage) with clinically stable disease
18 months from initiation of TLX101 therapy
T = 0
10 months
16 months
18 months
Patient representative scans - individual results may vary.
Credit A. Braat, Utrecht.

TLX101-Tx: First-in-class candidate for GBM, the most aggressive and common primary brain tumor

Differentiation

- Intravenous delivery with ability to cross blood brain barrier[1]
- No established 2nd line of treatment
- ODD granted in the U.S. and EU for treatment of glioma (all grades)

Positive Phase 2 data

Median OS of 32.2 months from initial diagnosis and 12.4 months from treatment (IPAX-Linz)[3]

Survival rate for GBM patients with treatment at 1-year is 42%, 5-year survival rate remains poor, at 7%[2]

Patient with GBM treated with TLX101-Tx showing high lesion uptake (IPAX-Linz)[3]


Patient representative scans – individual results may vary
15 cm
15 cm

MRI | ^{18}F-FET-PET(TLX101-Px) | SPECT

Late- and early-stage trials

IPAX BrIGHT

Global pivotal study in recurrent GBM setting in combination with SoC (Lomustine)[4]

Part 1 (n = up to 50 patients)

- Adaptive dose optimization design
- Primary endpoints: AEs/SAEs and dosimetry
- Enrolling patients

Part 2 (powered based on Part 1)

- Primary endpoint: OS

IPAX-2 (dose optimization)

Phase 1 study in front-line setting, SoC (EBRT + TMZ)

- Enrolling patients

Telix

GBM = Glioblastoma. ODD = Orphan Drug Designation. SoC = Standard of Care. TMZ = temozolomide.
1. Pichler et al. 2024. 2. Price et al. 2025. 3. IPAX-L presentation from EANM 2025, Pichler. 4. ClinicalTrials.gov ID: NCT07100730.

Other Tumor Types (select programs)



3D rendering of cancer associated fibroblast layer of tumour microenvironment.

Telix

TLX400-Tx: Potential pan-cancer candidate targeting the tumor micro-environment

Differentiation

- Engineered dimeric binder addressing limitations of first-generation FAP-targeted radiotherapies e.g. short tumor retention, off-target uptake
- Theranostic pair with corresponding monomer which maintains optimal imaging characteristics

Clinical data

- Clinical data in ~150 patients including sarcoma, breast and thyroid cancers, and extensive peer-reviewed clinical research[1]
- Demonstrated low normal tissue absorbed doses and good safety profile[2]

FAP is a protein that is expressed in the tumor microenvironment of many epithelial cancers and on the surface of other cancer types

Therapeutic potential in breast cancer[3]



FDG Scan
68Ga-TLX400 imaging agent
Baseline
After treatment with TLX400-Tx (4 cycles)

Patient representative scan – individual results may vary

FDG = ^{18}F-fluorodeoxyglucose. FAP = Fibroblast Activation Protein

1. Ballal et al. *Pharmaceuticals.* 2021; Ballal et al. *JNM.* 2025; Bal et al. *JNM.* 2025. Ballal et al. *Thyroid.* 2025.
2. Poch et al. EANM 2025 abstract #OP-779.
3. 54 year old female treated with TLX400-Tx after multiple lines of prior therapy. Yadav et al. *Eur J Nucl Med Mol Imaging.* 2024.

Telix

Our focus on oncology positions us within a $32B U.S. TAM, driving long-term value creation



US$M
U.S. Oncology Market Potential by Disease Area
Precision Medicine
Therapeutics
~$15B
~$7B
~$8B
~$8B
~$1B
~$7B
~$5B
~$1B
~$4B
~$2B
~$2B
~$32B
~$9B
~$23B
Prostate (PSMA)
Kidney
Brain
Bladder
Musculoskeletal
Total market opportunity

TAM = Total Addressable Market.
Sources: Prostate (PSMA): Datamonitor Cancer Patient-Based Forecast and Management Internal Estimates.
Kidney: Datamonitor Renal Cell Carcinoma patient-based forecast model and Management Internal Estimates.
Brain: Datamonitor Glioblastoma patient-based forecast model, and Management Internal Estimates.
Leptomeningeal disease (Brain): Nguyen, A.; Nguyen, A.;Dada, O.T.; Desai, P.D.; Ricci, J.C.;Godbole, N.B.; Pierre, K.;Lucke-Wold, B. Leptomeningeal Metastasis: A Review of the Pathophysiology, Diagnostic, and Therapeutic Landscape. Curr. Oncol. 2023.
Bladder: Datamonitor Bladder Cancer 2024.
Musculoskeletal: Lowery, Caitlin D., et al. "Olaratumab Exerts Antitumor Activity in Preclinical Models of Pediatric Bone and Soft Tissue Tumors." Clinical Cancer Research, vol. 24, no. 4, Feb. 2018, pp. 847-857. American Association for Cancer Research.

Telix

Entering a catalyst rich 2026

Select milestones for Therapeutics candidates

- **TLX591-Tx** for mCRPC, ProstACT Global
  - Part 1 data readout imminent
  - Part 2 international site expansion
- **TLX250-Tx** for ccRCC, LUTEON, site activations
- **TLX101-Tx** for recurrent GBM, IPAX BrIGHT, patient enrollment
- **TLX090-Tx** for bone pain, SOLACE, enrollment completion
- **TLX592-Tx** for mCRPC, AlphaPRO, patient dosing
- **TLX102-Tx** for recurrent GBM and leptomeningeal disease, trial commencement
- **TLX252-Tx** for ccRCC and other CAIX-expressing tumors, trial commencement
- **TLX400-Tx** site activations

Select milestones for Precision Medicine candidates

- **Pixclara** NDA resubmission (U.S.)
- **Zircaix** BLA resubmission (U.S.)
- **Illuccix, Gozellix** BiPASS enrollment completion
- **Illuccix** Japan trial - patient dosing
- **Illuccix** China - regulatory approval/launch
- **TLX593-Px (AlFluor™)** trial commencement

Select milestones for Telix Manufacturing Solutions

- Key RLS sites: commence **cyclotron** installations
- **TMS North Melbourne,** opening of R&D facility

Telix

BLA = Biologics license application.

We are well positioned to deliver long term growth and value creation

Strong commercial execution paving the way for therapeutics

- Two commercially available PSMA imaging agents (Illuccix, Gozellix)
- Generated $596M[1] in revenues as of Q3 2025, FY25 guidance of $800M - $820M[2]

Deep, de-risked pipeline (therapeutic and precision medicine) with first-in-class or best-in-class candidates

- Advancing three late-stage therapeutic assets (TLX591-Tx, TLX101-Tx, TLX250-Tx)
- Entering first-in-human trials with two alpha-therapeutic candidates (TLX592-Tx, TLX252-Tx)
- Advancing BiPASS, a registration enabling trial for Illuccix and Gozellix with significant market potential
- Key, near term catalysts (Pixclara, Zircaix, TLX591-Tx Part 1 - data readout)

Manufacturing and supply chain (vertical integration)

- Secured a robust manufacturing and supply chain infrastructure (RLS), isotope production capabilities (ARTMS) and in-house R&D (Telix Targeting Technologies, T3)

Telix Manufacturing Solutions



Seneffe, Belgium
Telix

1. Based on H1 2025 results announced on 21 August 2025 and Q3 2025 unaudited results. Telix ASX disclosure 14 October 2025.
2. Telix ASX disclosure 14 October 2025.

Telix

Contact details:

Annie Kasparian

Investor Relations and Corporate Communications

annie.kasparian@telixpharma.com

